# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Doximity, Inc., CIK 0001516513
CUSIP: 26622P107
Title of class of securities: Class A common stock
Address of issuer's principal executive offices: 500 THIRD STREET, SAN FRANCISCO, California (CA), 94107
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001863328-24-000002
Filed by CIK 0001863328

## Reporting persons
- Tangney Jeffrey: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 55,750,152; shared voting power 0; sole dispositive power 55,750,152; shared dispositive power 0; aggregate amount beneficially owned 55,750,152 (29.8% of the class)
  Comment: 1. The amount set forth in rows 5, 7 and 9 above consists of (i) 4,271,666 shares of Class B common stock held of record by Mr. Tangney, (ii) 2,325,557 shares of Class A common stock held of record by Mr. Tangney, (iii) 15,765 shares of Class A common stock subject to outstanding restricted stock units that are currently vested or will vest within 60 days of December 31, 2024, (iv) 4,933,834 shares of Class B common stock subject to outstanding stock options held of record by Mr. Tangney that are exercisable within 60 days of December 31, 2024, (v) 24,203,330 shares of Class B common stock held of record by Tangney Schweikert Family Trust, of which Mr. Tangney and his spouse, Claudia Schweikert, are trustees, and (vi) 20,000,000 shares of Class B common stock held of record by Tangney Annuity Trust, LLC, of which Ms. Schweikert is the sole manager.
  2. With respect to the amount set forth in rows 5, 7 and 9 above, each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer's Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer's Amended and Restated Certificate of Incorporation.
  3. The percent of class set forth in row 11 above was calculated based on 133,448,777 shares of Class A common stock outstanding as of December 31, 2024.
  4. The percentage reported in row 11 above is based on the aggregate number of shares of Class A common stock and Class B common stock that may be deemed to be beneficially owned by the reporting person, which, with respect to the Class B common stock, pursuant to Rule 13d-3 of the Act, is treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 53,408,830 shares of Class B common stock and 2,341,322 shares of Class A common stock that may be deemed to be beneficially owned by the reporting person represent 74.1% of the aggregate combined voting power of the Class A common stock and Class B common stock based on 133,448,777 shares of Class A common stock and 54,135,272 shares of Class B common stock outstanding as of December 31, 2024.
- Schweikert Claudia: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 55,750,152; shared voting power 0; sole dispositive power 55,750,152; shared dispositive power 0; aggregate amount beneficially owned 55,750,152 (29.8% of the class)
  Comment: 1. The amount set forth in rows 5, 7 and 9 above consists of (i) 4,271,666 shares of Class B common stock held of record by Claudia Schweikert's spouse, Jeffrey Tangney, (ii) 2,325,557 shares of Class A common stock held of record by Mr. Tangney, (iii) 15,765 shares of Class A common stock subject to outstanding restricted stock units that are currently vested or will vest within 60 days of December 31, 2024, (iv) 4,933,834 shares of Class B common stock subject to outstanding stock options held of record by Mr. Tangney that are exercisable within 60 days of December 31, 2024, (v) 24,203,330 shares of Class B common stock held of record by Tangney Schweikert Family Trust, of which Ms. Schweikert and Mr. Tangney are trustees, and (vi) 20,000,000 shares of Class B common stock held of record by Tangney Annuity Trust, LLC, of which Ms. Schweikert is the sole manager.
  2. With respect to the amount set forth in rows 5, 7 and 9 above, each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer's Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer's Amended and Restated Certificate of Incorporation.
  3. The percent of class set forth in row 11 above was calculated based on 133,448,777 shares of Class A common stock outstanding as of December 31, 2024.
  4. The percentage reported in row 11 above is based on the aggregate number of shares of Class A common stock and Class B common stock that may be deemed to be beneficially owned by the reporting person, which, with respect to the Class B common stock, pursuant to Rule 13d-3 of the Act, is treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 53,408,830 shares of Class B common stock and 2,341,322 shares of Class A common stock that may be deemed to be beneficially owned by the reporting person represent 74.1% of the aggregate combined voting power of the Class A common stock and Class B common stock based on 133,448,777 shares of Class A common stock and 54,135,272 shares of Class B common stock outstanding as of December 31, 2024.
- Tangney Schweikert Family Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 24,203,330; shared voting power 0; sole dispositive power 24,203,330; shared dispositive power 0; aggregate amount beneficially owned 24,203,330 (15.4% of the class)
  Comment: 1. The amount set forth in rows 5, 7 and 9 above consists of 24,203,330 shares of Class B common stock held of record by Tangney Schweikert Family Trust, of which Jeffrey Tangney and Claudia Schweikert are trustees.
  2. With respect to the amount set forth in rows 5, 7 and 9 above, each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer's Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer's Amended and Restated Certificate of Incorporation.
  3. The percent of class set forth in row 11 above was calculated based on 133,448,777 shares of Class A common stock outstanding as of December 31, 2024.
  4. The percentage reported in row 11 above is based on the aggregate number of shares of Class A common stock and Class B common stock beneficially owned by the reporting person, which, with respect to the Class B common stock, pursuant to Rule 13d-3 of the Act, is treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 24,203,330 shares of Class B common stock beneficially owned by the reporting person represent 35.9% of the aggregate combined voting power of the Class A common stock and Class B common stock based on 133,448,777 shares of Class A common stock and 54,135,272 shares of Class B common stock outstanding as of December 31, 2024.
- Tangney Annuity Trust, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 20,000,000; shared voting power 0; sole dispositive power 20,000,000; shared dispositive power 0; aggregate amount beneficially owned 20,000,000 (13% of the class)
  Comment: 1. The amount set forth in rows 5, 7 and 9 above consists of 20,000,000 shares of Class B common stock held of record by Tangney Annuity Trust, LLC, of which, Claudia Schweikert is the sole manager.
  2. With respect to the amount set forth in rows 5, 7 and 9 above, each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer's Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer's Amended and Restated Certificate of Incorporation.
  3. The percent of class set forth in row 11 above was calculated based on 133,448,777 shares of Class A common stock outstanding as of December 31, 2024.
  4. The percentage reported in row 11 above is based on the aggregate number of shares of Class A common stock and Class B common stock beneficially owned by the reporting person, which, with respect to the Class B common stock, pursuant to Rule 13d-3 of the Act, is treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 20,000,000 shares of Class B common stock beneficially owned by the reporting person represent 29.6% of the aggregate combined voting power of the Class A common stock and Class B common stock based on 133,448,777 shares of Class A common stock and 54,135,272 shares of Class B common stock outstanding as of December 31, 2024.

## Item 1. Issuer
Name of issuer: Doximity, Inc.
Address of issuer's principal executive offices: 500 THIRD STREET, SAN FRANCISCO, CALIFORNIA, 94107.

## Item 2. Person Filing
Name of person filing:
(i) Jeffrey Tangney;
(ii) Claudia Schweikert;
(iii) Tangney Schweikert Family Trust; and
(iv) Tangney Annuity Trust, LLC.
Address of principal business office or, if none, residence: c/o Doximity, Inc., 500 Third Street, San Francisco, California 94107 for each of the above persons filing (collectively, the "Reporting Persons").
Citizenship: United States for each of the Reporting Persons.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) Jeffrey Tangney
(A) 53,408,830 shares of Class B common stock, consisting of (i) 4,271,666 shares of Class B common stock held of record by Mr. Tangney, (ii) 4,933,834 shares of Class B common stock subject to outstanding stock options held of record by Mr. Tangney that are exercisable within 60 days of December 31, 2024, (iii) 24,203,330 shares of Class B common stock held of record by Tangney Schweikert Family Trust, and (iv) 20,000,000 shares of Class B common stock held of record by Tangney Annuity Trust, LLC and (B) 2,341,322 shares of Class A common stock consisting of (i) 2,530,497 shares of Class A common stock held of record by Mr. Tangney and (ii) 15,765 shares of Class A common stock subject to outstanding restricted stock units that are currently vested or will vest within 60 days of December 31, 2024. When all such shares of Class B common stock are treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Act, all of the foregoing shares represent approximately 29.8% of the outstanding shares of Class A common stock. The percent of class was calculated based on 133,448,777 shares of Class A common stock outstanding as of December 31, 2024.
The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 53,408,830 shares of Class B common stock and 2,341,322 shares of Class A common stock beneficially owned by the reporting person represent 74.1% of the aggregate combined voting power of the Class A common stock and Class B common stock based on 133,448,777 shares of Class A common stock and 54,135,272 shares of Class B common stock outstanding as of December 31, 2024.

(ii) Claudia Schweikert
(A) 53,408,830 shares of Class B common stock, consisting of (i) 4,271,666 shares of Class B common stock held of record by Ms. Schweikert's spouse, Mr. Tangney, (ii) 4,933,834 shares of Class B common stock subject to outstanding stock options held of record by Mr. Tangney that are exercisable within 60 days of December 31, 2024, (iii) 24,203,330 shares of Class B common stock held of record by Tangney Schweikert Family Trust, and (iv) 20,000,000 shares of Class B common stock held of record by Tangney Annuity Trust, LLC and (B) 2,341,322 shares of Class A common stock consisting of (i) 2,530,497 shares of Class A common stock held of record by Mr. Tangney and (ii) 15,765 shares of Class A common stock subject to outstanding restricted stock units that are currently vested or will vest within 60 days of December 31, 2024. When all such shares of Class B common stock are treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Act, all of the foregoing shares represent approximately 29.8% of the outstanding shares of Class A common stock. The percent of class was calculated based on 133,448,777 shares of Class A common stock outstanding as of December 31, 2024.
The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 53,408,830 shares of Class B common stock and 2,341,322 shares of Class A common stock beneficially owned by the reporting person represent 74.1% of the aggregate combined voting power of the Class A common stock and Class B common stock based on 133,448,777 shares of Class A common stock and 54,135,272 shares of Class B common stock outstanding as of December 31, 2024.

(iii) Tangney Schweikert Family Trust
24,203,330 shares of Class B common stock, all of which are held of record by Tangney Schweikert Family Trust. When all such shares of Class B common stock are treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Act, all of the foregoing shares represent approximately 15.4% of the outstanding shares of Class A common stock. The percent of class was calculated based on 133,448,777 shares of Class A common stock outstanding as of December 31, 2024.
The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 24,203,330 shares of Class B common stock beneficially owned by the reporting person represent 35.9% of the aggregate combined voting power of the Class A common stock and Class B common stock based on 133,448,777 shares of Class A common stock and 54,135,272 shares of Class B common stock outstanding as of December 31, 2024.

(iv) Tangney Annuity Trust, LLC
20,000,000 shares of Class B common stock, all of which are held of record by Tangney Annuity Trust, LLC, which when all such shares are treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Act, represent approximately 13.0% of the outstanding shares of Class A common stock. The percent of class was calculated based on 133,448,777 shares of Class A common stock outstanding as of December 31, 2024.
The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 20,000,000 shares of Class B common stock beneficially owned by the reporting person represent 29.6% of the aggregate combined voting power of the Class A common stock and Class B common stock based on 133,448,777 shares of Class A common stock and 54,135,272 shares of Class B common stock outstanding as of December 31, 2024.
Percent of class: See Item 4(a) above.
Sole power to vote or to direct the vote: See row 5 of each of the cover pages hereto.
Shared power to vote or to direct the vote: See row 6 of each of the cover pages hereto.
Sole power to dispose or to direct the disposition: See row 7 of each of the cover pages hereto.
Shared power to dispose or to direct the disposition: See row 8 of each of the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Tangney Jeffrey: /s/ Jeffrey Tangney, Jeffrey Tangney (02/14/2025)
- Schweikert Claudia: /s/ Claudia Schweikert, Claudia Schweikert (02/14/2025)
- Tangney Schweikert Family Trust: /s/ Jeffrey Tangney, Jeffrey Tangney, Trustee (02/14/2025)
- Tangney Schweikert Family Trust: /s/ Claudia Schweikert, Claudia Schweikert, Trustee (02/14/2025)
- Tangney Annuity Trust, LLC: /s/ Claudia Schweikert, Claudia Schweikert, Manager (02/14/2025)
Comment: AGREEMENT FOR JOINT FILING
Jeffrey Tangney, Claudia Schweikert, Tangney Schweikert Family Trust and Tangney Annuity Trust, LLC hereby agree to submit a joint Schedule 13G with the Securities and Exchange Commission concerning their beneficial ownership of Doximity, Inc., dated February 14, 2025.